07020288

RECEIVED

JAN 15 A 6:59

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

January 11, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated January 11, 2007.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

17425018

File-No.:-82-4406

SCHWARZ PHARMA

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Positive Results with Rotigotine in Restless Legs Syndrome in Second Phase III trial

Press Room > Press Releases 2007 > Positive Results with Rotigotine in Restless Legs Syndrome in Second Phase III trial

Positive Results with Rotigotine in Restless Legs Syndrome in Second Phase III trial

First results from the second phase III trial with rotigotine transdermal patch in patients suffering from Restless Legs Syndrome show clinically relevant and statistically significant reduction in symptoms. SCHWARZ PHARMA plans for a regulatory submission by the fourth quarter of 2007.

January 11, 2007 - SCHWARZ PHARMA announced today that a second phase III trial with rotigotine transdermal patch for the treatment of the signs and symptoms of moderate to severe Restless Legs Syndrome (RLS) has shown a clinically relevant and statistically significant reduction of RLS symptoms versus placebo in both primary variables. Rotigotine was also well tolerated in this trial. In October 2006, SCHWARZ PHARMA had previously reported positive results for the first phase III trial with rotigotine in RLS.

Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG said: "We have seen another promising set of results underlying the efficacy and safety of rotigotine in Restless Legs Syndrome. This trial has the potential to be considered as the second pivotal trial and it replicates the results of the clinical program in RLS that have been reported thus far. We are now preparing the application documents for a regulatory submission by the fourth quarter of 2007."

505 patients with moderate to severe RLS were treated in this multi-center, double-blind, placebo-controlled phase III study. All patients began the four-week titration period at a daily dosage of 0.5 mg/24h rotigotine transdermal patch or placebo. During the six-month period of treatment, the patients received rotigotine transdermal patch (0.5, 1, 2 or 3 mg/24h) or placebo patch on a daily basis. Co-primary endpoints were the absolute change from baseline in the International Restless Legs Syndrome Study Group Rating Scale (IRLS) sum score and in the Clinical Global Impression (CGI) item 1 score (severity of illness) at the end of maintenance period.

Treatment with rotigotine at daily doses of 2 and 3 mg/24h led to a clinically relevant and statistically significant reduction in the IRLS sum score and in the CGI item 1 score compared to placebo. Daily doses of 0.5 and 1 mg/24h were not statistically significantly superior compared to placebo. The most common side effects were application site reactions, nausea and headache.

Up to 10% of the population experiences symptoms of "Restless Legs Syndrome", which is characterized by an unpleasant restless urge and a tingling in the legs. These symptoms often manifest themselves in peaceful phases like periods of rest and inactivity, particularly in the evenings and at night, thus preventing recuperative sleep. RLS is a chronic, slowly progressive disease which occurs about as frequently as migraines or diabetes. It is presumed to be caused by a metabolic disorder of the nervous system.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329